Item 7
 Aperio Group, LLC
 BlackRock (Luxembourg) S.A.*
 BlackRock Advisors, LLC
 BlackRock Asset Management Schweiz AG
 BlackRock Financial Management, Inc.
 BlackRock Fund Managers Ltd
 BlackRock Institutional Trust Company, National Association
 BlackRock Investment Management (Australia) Limited
 BlackRock Investment Management (UK) Limited



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.